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                           June 21, 2022

       Mike Winston
       Founder and Executive Chairman; Treasurer
       Jet Token Inc.
       10845 Griffith Peak Drive Suite 200
       Las Vegas, NV 89135

                                                        Re: Jet Token Inc.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed on June 15,
2022
                                                            File No. 024-11449

       Dear Mr. Winston:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services